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                          November 13, 2020

       Sally Rau
       General Counsel
       Cambium Networks Corp
       3800 Golf Road, Suite 360
       Rolling Meadows, Illinois 60008

                                                        Re: Cambium Networks
Corp
                                                            Registration
Statement on Form S-3
                                                            Filed November 10,
2020
                                                            File No. 333-250005

       Dear Ms. Rau:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Geoff
Kruczek at (202) 551-3641 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Martin Wellington